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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         Chicago Pizza & Brewery, Inc.
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                               (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                     167889104
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                                   (CUSIP Number)

                                  Gary S. Mendoza
                                 Riordan & McKinzie
                         300 South Grand Avenue, Suite 2900
                        Los Angeles, CA  90071 (213) 629-4824
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

            December 4, 1998; date of event giving rise to initial filing
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alex Meruelo
     La Pizza Loca, Inc.; 95-4238101
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    X
     (b)
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3.   SEC Use Only
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4.   Source of Funds (See Instructions) PF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
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6.   Citizenship or Place of Organization
     Alex Meruelo, USA citizen
     La Pizza Loca, Inc., Calif. corporation
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NUMBER OF          7.    Sole Voting Power
SHARES                   Alex Meruelo--474,000 shares
BENEFICIALLY             La Pizza Loca, Inc.--0 shares
OWNED BY         -------------------------------------------------------------
EACH               8.    Shared Voting Power
REPORTING        -------------------------------------------------------------
PERSON WITH        9.    Sole Dispositive Power
                         Alex Meruelo--474,000 shares
                         La Pizza Loca, Inc.--0 shares
                 -------------------------------------------------------------
                   10.   Shared Dispositive Power
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      474,000 shares
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 7.4
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14.   Type of Reporting Person (See Instructions)
      Alex Meruelo--IN; La Pizza Loca, Inc.--CO
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------
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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date  January 5, 1999                   January 5, 1999

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Signature /s/ Alex Meruelo              /s/ Alex Meruelo

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Name/Title Alex Meruelo                 Alex Meruelo, President, La Pizza
                                        Loca, Inc.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated December 14, 1998 and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), and La Pizza Loca, Inc., a California corporation ("La Pizza Loca") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

ITEM 4 PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

     On December 14, 1998, La Pizza Loca presented a proposal to acquire the Company to the Company's Board of Directors. This proposal was rejected by the Company's Board of Directors on December 17, 1998. (This proposal was attached as Exhibit 1 to the Statement on Schedule 13D dated December 14, 1998 and filed by Meruelo and La Pizza Loca.)

     Meruelo and La Pizza Loca remain interested in acquiring control of the Company, although no specific plan or proposal in this regard has been formulated, other than the proposal that has been submitted to and rejected by the Company's Board of Directors. As indicated below, no assurance can be given that any such alternative plan or proposal will be developed or with respect to the terms or the timing of any such plan or proposal. Any such plan or proposal that may be formulated could involve seeking representation on the Board of Directors of the Company or making a tender offer for some or all of the Common Stock. While Meruelo and La Pizza Loca currently do not intend to propose a business combination transaction between the Company and La Pizza Loca or a subsidiary of La Pizza Loca, Meruelo and La Pizza Loca do reserve the right to develop such a plan or proposal.

     Subject to applicable legal requirements and the factors referred to below, Meruelo and/or La Pizza Loca presently intend to purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal to acquire control of the Company, Meruelo and La Pizza Loca intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to Meruelo's and La Pizza Loca's ownership of shares of Common Stock, price levels of the Common Stock, other opportunities available to Meruelo and La Pizza Loca, developments with respect to La Pizza Loca's business and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, Meruelo and La Pizza Loca may determine to dispose of all or a portion of their shares of Common Stock.

     If Meruelo and La Pizza Loca do obtain control of the Company, Meruelo and La Pizza Loca may propose that the Company enter into joint purchasing or other similar agreements with La Pizza Loca. Meruelo and La Pizza Loca do not, however, currently intend to enter into any such agreements with the Company unless such agreement is approved by a majority of the members of the Company's Board of Directors without taking into account the vote of any Board member who may have a conflict of interest with respect to such agreement in view of their relationship with Meruelo and/or La Pizza Loca.

     Other than as indicated above, neither Meruelo nor La Pizza Loca has any present plans or proposals which relate to or would result in any of the following (although Meruelo and La Pizza Loca reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange

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or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

       See Exhibit 4 attached hereto.


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                                     Exhibit 4


     Alex Meruelo, an individual, and La Pizza Loca, Inc., a California corporation, hereby acknowledge and agree that Amendment No. 1 to the
Schedule 13D dated December 14, 1998 with respect to the common stock, no par value, of Chicago Pizza & Brewery, Inc., is filed on behalf of each of Alex Meruelo and La Pizza Loca, Inc. This acknowledgment and agreement is made this 5th day of January 1999.


ALEX MERUELO                               LA PIZZA LOCA, INC.


/s/  ALEX MERUELO                          By: /s/ ALEX MERUELO
--------------------                           ------------------------------
                                              Alex Meruelo, President